CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Condensed Consolidated Balance Sheets

(millions of Canadian dollars)	March 31, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents	1,518	1,097
Accounts receivable	1,774	1,458
Income taxes receivable	325	461
Inventories	2,135	1,812
Prepaid expenses	105	89
	5,857	4,917
Exploration and evaluation assets (note 4)	1,108	1,144
Property, plant and equipment, net (note 5)	30,697	29,750
Goodwill	719	698
Contribution receivable	6	136
Investment in joint ventures	178	153
Other assets	112	106
Total Assets	38,677	36,904
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	3,365	3,155
Asset retirement obligations (note 9)	209	210
Long-term debt due within one year (note 7)	1,129	798
	4,703	4,163
Long-term debt (note 7)	3,939	3,321
Other long-term liabilities	336	271
Contribution payable	1,466	1,421
Deferred tax liabilities	4,976	4,942
Asset retirement obligations (note 9)	2,722	2,708
Total Liabilities	18,142	16,826
Shareholders’ equity
Common shares (note 10)	6,978	6,974
Preferred shares	291	291
Retained earnings	12,979	12,615
Other reserves	287	198
Total Shareholders’ Equity	20,535	20,078
Total Liabilities and Shareholders’ Equity	38,677	36,904
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q1 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 1

Condensed Consolidated Statements of Income

	Three months ended March 31,
(millions of Canadian dollars, except share data)	2014	2013
Gross revenues	5,909	5,645
Royalties	(290)	(204)
Marketing and other	34	162
Revenues, net of royalties	5,653	5,603
Expenses
Purchases of crude oil and products	2,964	3,184
Production and operating expenses	785	683
Selling, general and administrative expenses	119	114
Depletion, depreciation and amortization (note 5)	705	681
Exploration and evaluation expenses	40	88
Other – net	100	25
	4,713	4,775
Earnings from operating activities	940	828
Share of equity investment	(2)	—
Financial items (note 8)
Net foreign exchange gains (losses)	18	(8)
Finance income	5	11
Finance expenses	(32)	(53)
	(9)	(50)
Earnings before income taxes	929	778
Provisions for income taxes
Current	261	208
Deferred	6	35
	267	243
Net earnings	662	535
Earnings per share (note 10)
Basic	0.67	0.54
Diluted	0.66	0.54
Weighted average number of common shares outstanding (note 10)
Basic (millions)	983.5	982.5
Diluted (millions)	985.7	983.8
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Comprehensive Income

	Three months ended March 31,
(millions of Canadian dollars)	2014	2013
Net earnings	662	535
Other comprehensive income (loss)
Items that may be reclassified into earnings, net of tax:
Derivatives designated as cash flow hedges (note 11)	(12)	5
Exchange differences on translation of foreign operations	217	112
Hedge of net investment (note 11)	(116)	(50)
Other comprehensive income	89	67
Comprehensive income	751	602
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Attributable to Equity Holders
				Other Reserves
(millions of Canadian dollars)	Common Shares	Preferred Shares	Retained Earnings	Foreign Currency Translation	Hedging	Total Shareholders’ Equity
Balance as at December 31, 2012	6,939	291	11,950	(20)	1	19,161
Net earnings	—	—	535	—	—	535
Other comprehensive income (loss)
Derivatives designated as cash flow hedges (net of tax of $2 million)	—	—	—	—	5	5
Exchange differences on translation of foreign operations (net of tax of $17 million)	—	—	—	112	—	112
Hedge of net investment (net of tax of $7 million) (note 11)	—	—	—	(50)	—	(50)
Total comprehensive income	—	—	535	62	5	602
Transactions recognized directly in equity:
Stock dividends paid	2	—	—	—	—	2
Stock options exercised	14	—	—	—	—	14
Dividends declared on common shares (note 10)	—	—	(295)	—	—	(295)
Dividends declared on preferred shares (note 10)	—	—	(3)	—	—	(3)
Change in accounting policy	—	—	9	—	—	9
Balance as at March 31, 2013	6,955	291	12,196	42	6	19,490

Balance as at December 31, 2013	6,974	291	12,615	161	37	20,078
Net earnings	—	—	662	—	—	662
Other comprehensive income (loss)
Derivatives designated as cash flow hedges (net of tax of $4 million) (note 11)	—	—	—	—	(12)	(12)
Exchange differences on translation of foreign operations (net of tax of $34 million)	—	—	—	217	—	217
Hedge of net investment (net of tax of $17 million) (note 11)	—	—	—	(116)	—	(116)
Total comprehensive income (loss)	—	—	662	101	(12)	751
Transactions recognized directly in equity:
Stock dividends paid (note 10)	4	—	—	—	—	4
Stock options exercised (note 10)	—	—	—	—	—	—
Dividends declared on common shares (note 10)	—	—	(295)	—	—	(295)
Dividends declared on preferred shares (note 10)	—	—	(3)	—	—	(3)
Balance as at March 31, 2014	6,978	291	12,979	262	25	20,535
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Cash Flows

	Three months ended March 31,
(millions of Canadian dollars)	2014	2013
Operating activities
Net earnings	662	535
Items not affecting cash:
Accretion (note 8)	34	32
Depletion, depreciation and amortization (note 5)	705	681
Exploration and evaluation expenses	2	3
Deferred income taxes	6	35
Foreign exchange	13	6
Stock-based compensation (note 10)	6	9
Gain on sale of assets	(1)	(14)
Other	109	(4)
Settlement of asset retirement obligations (note 9)	(49)	(43)
Income taxes paid	(96)	(141)
Interest received	3	3
Change in non-cash working capital (note 6)	(58)	213
Cash flow – operating activities	1,336	1,315
Financing activities
Long-term debt issuance (note 7)	829	—
Settlement of forward starting interest rate swaps	33	—
Debt issue costs	(7)	—
Proceeds from exercise of stock options	—	13
Dividends on common shares (note 10)	(291)	(293)
Dividends on preferred shares (note 10)	(3)	—
Interest paid	(43)	(41)
Contribution receivable payment	137	100
Other	19	11
Change in non-cash working capital (note 6)	(19)	5
Cash flow – financing activities	655	(205)
Investing activities
Capital expenditures	(1,269)	(1,152)
Proceeds from asset sales	2	19
Contribution payable payment	(33)	(18)
Other	(11)	(18)
Change in non-cash working capital (note 6)	(262)	(65)
Cash flow – investing activities	(1,573)	(1,234)
Increase (decrease) in cash and cash equivalents	418	(124)
Effect of exchange rates on cash and cash equivalents	3	(6)
Cash and cash equivalents at beginning of period	1,097	2,025
Cash and cash equivalents at end of period	1,518	1,895
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Note 1	Description of Business and Segmented Disclosures
Management has identified segments for the business of Husky Energy Inc. (“Husky” or “the Company”) based on differences in products, services and management responsibility. The Company’s business is conducted predominantly through two major business segments – Upstream and Downstream.
Upstream includes exploration for and development and production of crude oil, bitumen, natural gas and natural gas liquids (Exploration and Production) and marketing of the Company’s and other producers’ crude oil, natural gas, natural gas liquids, sulphur and petroleum coke, pipeline transportation and blending of crude oil and natural gas, and storage of crude oil, diluent and natural gas (Infrastructure and Marketing). The Company’s Upstream operations are located primarily in Western Canada, offshore East Coast of Canada, offshore China, offshore Indonesia and offshore Taiwan.
Downstream includes upgrading of heavy crude oil feedstock into synthetic crude oil (Upgrading), refining in Canada of crude oil and marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products, and production of ethanol (Canadian Refined Products) and refining in the U.S. of primarily crude oil to produce and market gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (U.S. Refining and Marketing).

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Segmented Financial Information

	Upstream						Downstream								Corporate and Eliminations(2)		Total
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
Three months ended March 31,	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Gross revenues	2,182	1,645	459	367	2,641	2,012	573	529	939	843	2,420	2,711	3,932	4,083	(664)	(450)	5,909	5,645
Royalties	(290)	(204)	—	—	(290)	(204)	—	—	—	—	—	—	—	—	—	—	(290)	(204)
Marketing and other	—	—	34	162	34	162	—	—	—	—	—	—	—	—	—	—	34	162
Revenues, net of royalties	1,892	1,441	493	529	2,385	1,970	573	529	939	843	2,420	2,711	3,932	4,083	(664)	(450)	5,653	5,603
Expenses
Purchases of crude oil and products	22	25	415	335	437	360	384	287	751	662	2,056	2,325	3,191	3,274	(664)	(450)	2,964	3,184
Production and operating expenses	545	483	8	7	553	490	47	37	63	54	122	102	232	193	—	—	785	683
Selling, general and administrative expenses	79	51	2	2	81	53	2	2	10	4	2	3	14	9	24	52	119	114
Depletion, depreciation and amortization	573	562	7	6	580	568	24	24	24	22	61	57	109	103	16	10	705	681
Exploration and evaluation expenses	40	88	—	—	40	88	—	—	—	—	—	—	—	—	—	—	40	88
Other – net	93	41	—	—	93	41	8	(1)	(1)	(1)	—	—	7	(2)	—	(14)	100	25
Earnings (loss) from operating activities	540	191	61	179	601	370	108	180	92	102	179	224	379	506	(40)	(48)	940	828
Share of equity investment	(2)	—	—	—	(2)	—	—	—	—	—	—	—	—	—	—	—	(2)	—
Financial items (note 8)
Net foreign exchange gains (losses)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	18	(8)	18	(8)
Finance income	1	—	—	—	1	—	—	—	—	—	—	—	—	—	4	11	5	11
Finance expenses	(32)	(29)	—	—	(32)	(29)	(1)	(2)	(1)	(1)	(1)	(1)	(3)	(4)	3	(20)	(32)	(53)
Earnings (loss) before income taxes	507	162	61	179	568	341	107	178	91	101	178	223	376	502	(15)	(65)	929	778
Provisions for (recovery of) income taxes
Current	66	52	75	92	141	144	10	6	27	30	61	42	98	78	22	(14)	261	208
Deferred	65	(11)	(60)	(47)	5	(58)	18	40	(4)	(4)	5	36	19	72	(18)	21	6	35
	131	41	15	45	146	86	28	46	23	26	66	78	117	150	4	7	267	243
Net earnings (loss)	376	121	46	134	422	255	79	132	68	75	112	145	259	352	(19)	(72)	662	535
Intersegment revenues	563	377	—	—	563	377	54	27	47	46	—	—	101	73	—	—	664	450
Expenditures on exploration and evaluation assets(3)	95	121	—	—	95	121	—	—	—	—	—	—	—	—	—	—	95	121
Expenditures on property, plant and equipment(3)	1,029	945	—	11	1,029	956	4	13	35	12	75	27	114	52	31	23	1,174	1,031
As at March 31, 2014 and December 31, 2013
Total exploration and evaluation assets and property, plant and equipment, net	24,591	23,833	597	585	25,188	24,418	1,155	1,175	1,270	1,286	3,925	3,763	6,350	6,224	267	252	31,805	30,894
Total assets	25,525	24,653	1,978	1,670	27,503	26,323	1,330	1,355	1,842	1,788	5,980	5,537	9,152	8,680	2,022	1,901	38,677	36,904

(1)	Includes allocated depletion, depreciation and amortization related to assets in Infrastructure and Marketing as these assets provide a service to Exploration and Production.

(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.

(3)	Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes assets acquired through acquisitions.

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Note 2Basis of Presentation
The condensed interim consolidated financial statements have been prepared by management and reported in Canadian dollars in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s 2013 Annual Report.
The condensed interim consolidated financial statements have been prepared, for all periods presented, following the same accounting policies and methods of computation as described in Note 3 to the consolidated financial statements for the fiscal year ended December 31, 2013, except for the newly issued standards and amendments as discussed below.
Certain prior period amounts have been reclassified to conform with current presentation.
These condensed interim consolidated financial statements were approved and signed by the Chair of the Audit Committee and Chief Executive Officer on May 6, 2014.
Note 3Significant Accounting Policies
Changes in Accounting Policy
The IASB issued amendments to IAS 36, “Impairment of Assets” which was adopted by the Company on January 1, 2014. The amendments require disclosure of information about the recoverable amount of impaired assets. The adoption of this amended standard had no impact on the Company's consolidated financial statements.
The IASB issued International Financial Reporting Interpretations Committee Interpretation ("IFRIC") 21, “Levies” which was adopted by the Company on January 1, 2014. The IFRIC clarifies that an entity should recognize a liability for a levy when the activity that triggers payment occurs. The adoption of this interpretation had no impact on the Company's consolidated financial statements.
Note 4Exploration and Evaluation Assets

Exploration and Evaluation Assets ($ millions)
December 31, 2013	1,144
Additions	99
Acquisitions	—
Transfers to oil and gas properties (note 5)	(144)
Expensed exploration expenditures previously capitalized	(2)
Exchange adjustments	11
March 31, 2014	1,108

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Note 5     Property, Plant and Equipment

Property, Plant and Equipment ($ millions)	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
Cost
December 31, 2013	43,081	1,080	2,221	5,676	2,450	54,508
Additions	1,103	24	4	79	38	1,248
Acquisitions	2	—	—	—	—	2
Transfers from exploration and evaluation (note 4)	144	—	—	—	—	144
Changes in asset retirement obligations	17	—	—	—	—	17
Disposals and derecognition	(2)	—	—	(4)	(2)	(8)
Exchange adjustments	111	—	—	196	—	307
March 31, 2014	44,456	1,104	2,225	5,947	2,486	56,218
Accumulated depletion, depreciation, amortization and impairment
December 31, 2013	(20,408)	(479)	(1,046)	(1,574)	(1,251)	(24,758)
Depletion, depreciation and amortization(1)	(568)	(12)	(24)	(64)	(34)	(702)
Disposals and derecognition	2	—	—	4	—	6
Exchange adjustments	(15)	—	—	(52)	—	(67)
March 31, 2014	(20,989)	(491)	(1,070)	(1,686)	(1,285)	(25,521)
Net book value
December 31, 2013	22,673	601	1,175	4,102	1,199	29,750
March 31, 2014	23,467	613	1,155	4,261	1,201	30,697

(1)	Depletion, depreciation and amortization for the three months ended March 31, 2014 does not include an exchange adjustment of $3 million (three months ended March 31, 2013 - $1 million).
Note 6Cash Flows – Change in Non-cash Working Capital

Non-cash Working Capital ($ millions)	Three months ended March 31,
	2014	2013
Decrease (increase) in non-cash working capital
Accounts receivable	(62)	393
Inventories	(342)	(85)
Prepaid expenses	(8)	16
Accounts payable and accrued liabilities	73	(171)
Change in non-cash working capital	(339)	153
Relating to:
Operating activities	(58)	213
Financing activities	(19)	5
Investing activities	(262)	(65)

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Note 7Long-term Debt

		Canadian $ Amount		U.S. $ Denominated
Long-term Debt ($ millions)	Maturity	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
Long-term debt
3.75% medium-term notes	2015	—	300	—	—
7.55% debentures(1)	2016	221	213	200	200
6.20% notes(1)	2017	331	319	300	300
6.15% notes(1)	2019	331	319	300	300
7.25% notes(1)	2019	829	798	750	750
5.00% medium-term notes	2020	400	400	—	—
3.95% senior unsecured notes(1)	2022	553	532	500	500
4.00% senior unsecured notes	2024	829	—	750	—
6.80% notes(1)	2037	428	411	387	387
Debt issue costs(2)		(27)	(21)	—	—
Unwound interest rate swaps		44	50	—	—
Long-term debt		3,939	3,321	3,187	2,437
Long-term debt due within one year
5.90% notes(1)	2014	829	798	750	750
3.75% medium-term notes	2015	300	—	—	—
Long-term debt due within one year		1,129	798	750	750

(1)	A portion of the Company’s U.S. denominated debt is designated as a hedge of the Company’s net investment in its U.S. refining operations. Refer to Note 11.

(2)	Calculated using the effective interest rate method.
On October 31, 2013 and November 1, 2013, Husky filed a universal short form base shelf prospectus (the "U.S. Shelf Prospectus") with the Alberta Securities Commission and the U.S. Securities and Exchange Commission, respectively, that enables the Company to offer up to U.S. $3.0 billion of debt securities, common shares, preferred shares, subscription receipts, warrants and units of the Company in the United States up to and including November 30, 2015.
On March 17, 2014, the Company issued U.S. $750 million of 4.00% notes due April 15, 2024 pursuant to the U.S. Shelf Prospectus. The notes are redeemable at the option of the Company at any time, subject to a make whole premium unless the notes are redeemed in the three month period prior to maturity. Interest is payable semi-annually. The notes are unsecured and unsubordinated and rank equally with all of the Company's other unsecured and unsubordinated indebtedness.

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Note 8Financial Items

Financial Items ($ millions)	Three months ended March 31,
	2014	2013
Foreign exchange
Gains (losses) on translation of U.S. dollar denominated long-term debt	—	(8)
Gains on contribution receivable	7	14
Other foreign exchange gains (losses)	11	(14)
Net foreign exchange gains (losses)	18	(8)
Finance income
Contribution receivable	1	8
Interest income	3	3
Other	1	—
Finance income	5	11
Finance expenses
Long-term debt	(67)	(64)
Contribution payable	(22)	(20)
Other	5	4
	(84)	(80)
Interest capitalized(1)	86	59
	2	(21)
Accretion of asset retirement obligations (note 9)	(33)	(30)
Accretion of other long-term liabilities (note 11)	(1)	(2)
Finance expenses	(32)	(53)
	(9)	(50)
(1) Interest capitalized on project costs is calculated using the Company’s annualized effective interest rate of 7% (2013 – 6%).
Note 9Asset Retirement Obligations
A reconciliation of the carrying amount of asset retirement obligations at March 31, 2014 is set out below:

Asset Retirement Obligations ($ millions)
December 31, 2013	2,918
Additions	20
Liabilities settled	(49)
Exchange adjustment	9
Accretion (note 8)	33
March 31, 2014	2,931
Expected to be incurred within one year	209
Expected to be incurred beyond one year	2,722

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Note 10     Share Capital
Common Shares

Common Shares	Number of Shares	Amount ($ millions)
December 31, 2013	983,379,074	6,974
Stock dividends	106,777	4
Options exercised	17,798	—
March 31, 2014	983,503,649	6,978
During the three months ended March 31, 2014, the Company declared dividends payable of $0.30 per common share (three months ended March 31, 2013 – $0.30 per common share), resulting in dividends of $295 million (three months ended March 31, 2013 – $295 million). At March 31, 2014, $295 million in cash was payable to shareholders on account of dividends declared on February 12, 2014 (March 31, 2013 – $295 million, including $294 million in cash and $1 million in common shares). During the three months ended March 31, 2014, an aggregate of $295 million, including $291 million in cash and $4 million in common shares, was paid to shareholders (three months ended March 31, 2013 – $295 million, including $293 million in cash and $2 million in common shares). The Board of Directors decided to reinstitute the stock dividend program, which allows shareholders to accept dividends declared on the common shares in cash or in common shares.
Preferred Shares
During the three months ended March 31, 2014, the Company declared dividends payable of $3 million on the Cumulative Redeemable Preferred Shares, Series 1 (the “Series 1 Preferred Shares”) (three months ended March 31, 2013 – $3 million). During the three months ended March 31, 2014, $3 million was paid as dividends on the Series 1 Preferred Shares (three months ended March 31, 2013 – nil). There were no amounts payable as dividends on the Series 1 Preferred Shares as at March 31, 2014 (March 31, 2013 – payable of $3 million).
Stock-based Compensation
The following table summarizes the total expense recognized in selling, general and administrative expenses in the condensed interim consolidated statements of income for the Company's stock option plan and Performance Share Units ("PSU") for the three months ended March 31, 2014 and 2013:

Stock-based Compensation ($ millions)	Three months ended March 31,
	2014	2013
Stock option plan	(1)	6
PSUs	7	3
Stock-based compensation	6	9
During the three months ended March 31, 2014, the Company granted 7 million stock options at an exercise price of $33.52. The following lists the assumptions used in the Black-Scholes option pricing model for the stock options granted during the quarter:

Black-Scholes Assumptions	March 31, 2014
Dividend per option	1.20
Range of expected volatilities used (percent)	21.4 - 22.2
Range of risk-free interest rates used (percent)	1.24 - 1.70
Expected life of share options from vesting date (years)	1.83
Expected forfeiture rate (percent)	10.0
Weighted average fair value	3.55

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Earnings per Share

Earnings per Share ($ millions)	Three months ended March 31,
	2014	2013
Net earnings	662	535
Effect of dividends declared on preferred shares in the period	(3)	(3)
Net earnings – basic	659	532
Dilutive effect of accounting for stock options as equity-settled(1)	(8)	(3)
Net earnings – diluted	651	529

(millions)
Weighted average common shares outstanding – basic	983.5	982.5
Effect of stock dividends declared in the period	2.2	1.3
Weighted average common shares outstanding – diluted	985.7	983.8

Earnings per share – basic ($/share)	0.67	0.54
Earnings per share – diluted ($/share)	0.66	0.54

(1)
Stock-based compensation recovery was $1 million based on cash-settlement for the three months ended March 31, 2014 (three months ended March 31, 2013 – expense of $5 million). Stock-based compensation expense was $7 million based on equity-settlement for the three months ended March 31, 2014 (three months ended March 31, 2013 – expense of $8 million). For the three months ended March 31, 2014, equity-settlement of stock options was considered more dilutive than cash-settlement of stock options and, as such, was used to calculate diluted earnings per share.

For the three months ended March 31, 2014, 22 million tandem options and 43,900 tandem performance options (three months ended March 31, 2013 – 16 million tandem options and 1 million tandem performance options) were excluded from the calculation of diluted earnings per share as these options were anti-dilutive.

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Note 11    Financial Instruments and Risk Management
Financial Instruments
The Company's financial instruments include cash and cash equivalents, accounts receivable, contribution receivable, accounts payable and accrued liabilities, long-term debt, contribution payable, inventory measured at fair value, other assets and other long-term liabilities.
The following table summarizes the Company's financial instruments that are carried at fair value in the consolidated balance sheets:

Financial Instruments at Fair Value ($ millions)	As at March 31, 2014	As at December 31, 2013
Commodity contracts – fair value through profit or loss ("FVTPL")
Natural gas(1)	(5)	32
Crude oil(2)	9	41
Foreign currency contracts – FVTPL
Foreign currency forwards	—	—
Other assets – FVTPL	2	2
Contingent consideration	(37)	(60)
Hedging instruments(3)
Derivatives designated as a cash flow hedge(4)	—	37
Hedge of net investment(5)	(209)	(93)
	(240)	(41)

(1)
Natural gas contracts includes a $2 million decrease as at March 31, 2014 (December 31, 2013 – $27 million increase) to the fair value of held-for-trading inventory, recognized in the condensed interim consolidated balance sheets, related to third party physical purchase and sale contracts for natural gas held in storage. Total fair value of the related natural gas storage inventory was $76 million at March 31, 2014.

(2)
Crude oil contracts includes a $14 million increase as at March 31, 2014 (December 31, 2013 – $49 million increase) to the fair value of held-for-trading inventory recognized in the condensed interim consolidated balance sheets related to third party crude oil physical purchase and sale contracts. Total fair value of the related crude oil inventory was $406 million at March 31, 2014.

(3)	Hedging instruments are presented net of tax.

(4)	Forward starting swaps previously designated as a cash flow hedge were discontinued during the first quarter of 2014.

(5)	Represents the translation of the Company's U.S. denominated long-term debt designated as a hedge of the Company's net investment in its U.S. refining operations.
The Company's other financial instruments that are not related to derivatives, contingent consideration or hedging activities are included in cash and cash equivalents, accounts receivable, contribution receivable, accounts payable and accrued liabilities, long-term debt, other long-term liabilities and contribution payable. These financial instruments are classified as loans and receivables or other financial liabilities and are carried at amortized cost. Excluding long-term debt, the carrying values of these financial instruments and cash and cash equivalents approximate their fair values.
The fair value of long-term debt represents the present value of future cash flows associated with the debt. Market information such as treasury rates and credit spreads are used to determine the appropriate discount rates. These fair value determinations are compared to quotes received from financial institutions to ensure reasonability. The estimated fair value of long-term debt at March 31, 2014 was $5.6 billion (December 31, 2013 – $4.6 billion).
The Company’s financial assets and liabilities that are recorded at fair value on a recurring basis have been categorized into one of three categories based upon the fair value hierarchy. Level 1 fair value measurements are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair value measurements of assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 fair value measurements are based on inputs that are unobservable and significant to the overall fair value measurement.
The estimation of the fair value of commodity derivatives and held-for-trading inventories incorporates forward prices and adjustments for quality and location. The estimation of the fair value of interest rate and foreign currency derivatives incorporates forward market prices, which are compared to quotes received from financial institutions to ensure reasonability. The estimation of the fair value of the net investment hedge incorporates foreign exchange rates and market interest rates from financial institutions. All financial assets and liabilities are classified as Level 2 measurements with the exception of contingent consideration payments. During the three months ended March 31, 2014, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

HUSKY ENERGY INC. | Q1 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 14

Contingent consideration payments, based on the average differential between heavy and synthetic crude oil prices, are classified as Level 3 fair value measurements and included in accounts payable and accrued liabilities and other long-term liabilities. The fair value of the contingent consideration is determined through forecasts of synthetic crude oil volumes, crude oil prices and forward price differentials deemed specific to the Company’s Upgrader. A reconciliation of changes in fair value of financial liabilities classified in Level 3 is provided below:

Level 3 Valuations ($ millions)

Balance as at December 31, 2013	60
Accretion (note 8)	1
Upside interest payment	(32)
Increase on revaluation(1)	8
Balance as at March 31, 2014	37
Expected to be incurred within 1 year	37

(1)	Revaluation of the contingent consideration liability is recorded in other – net in the consolidated statements of income.
Risk Management
The Company is exposed to risks related to the volatility of commodity prices, foreign exchange rates and interest rates. In certain instances, the Company uses derivative instruments to manage the Company’s exposure to these risks. Derivative instruments are recorded at fair value in accounts receivable, inventory, other assets, and accounts payable and accrued liabilities in the condensed interim consolidated balance sheets. The Company has crude oil and natural gas inventory held in storage related to commodity price risk management contracts that is recognized at fair value. The Company employs risk management strategies and policies to ensure that any exposures to risk are in compliance with the Company’s business objectives and risk tolerance levels.
Net Investment Hedge
At March 31, 2014, the Company had designated U.S. $3.2 billion denominated debt as a hedge of the Company’s net investment in its U.S. refining operations (December 31, 2013 – U.S. $3.2 billion). For the three months ended March 31, 2014, the Company incurred an unrealized loss of $116 million (three months ended March 31, 2013 – $50 million), arising from the translation of the debt, net of tax of $17 million (three months ended March 31, 2013 – $7 million). The unrealized loss is recorded in the hedge of net investment line item within OCI.
Interest Rate Swaps
At March 31, 2014, the balance in long-term debt related to deferred gains resulting from unwound interest rate swaps that were previously designated as a fair value hedge was $44 million (December 31, 2013 – $50 million). The amortization of the accrued gain upon terminating the interest rate swaps resulted in offsets to finance expenses of $6 million for the three months ended March 31, 2014 (three months ended March 31, 2013 – offsets of $5 million).
During the three months ended March 31, 2014, the Company discontinued its cash flow hedge with respect to the forward starting interest rate swaps. These forward interest rate swaps were settled and derecognized during the period. Accordingly, the accrued gain in other reserves-hedging, within the condensed consolidated statement of changes in shareholders' equity, is being amortized into net earnings over the remaining life of the underlying long-term debt to which the hedging relationship was originally designated. The amortization period is ten years.
At March 31, 2014, the balance in other reserves related to the accrued gain from unwound forward starting interest rate swaps designated as a cash flow hedge was $25 million (December 31, 2013 – $37 million), net of tax of $9 million (December 31, 2013 – net of tax of $13 million). The amortization of the accrued gain upon settling the interest rate swaps resulted in offsets to finance expenses of less than $1 million for the three months ended March 31, 2014.

HUSKY ENERGY INC. | Q1 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 15

The losses recognized on other risk management positions for the three months ended March 31, 2014 are set out below:

	Three months ended March 31, 2014
Gross Earnings Impact ($ millions)	Marketing and Other	Purchases of Crude Oil and Products	Other – Net	Net Foreign Exchange Losses
Commodity contracts
Natural gas	(37)	—	—	—
Crude oil	(32)	—	—	—
	(69)	—	—	—
Foreign currency
Foreign currency forwards(1)	—	—	—	(9)
	(69)	—	—	(9)

(1)	Unrealized gains or losses from short-dated foreign currency forwards are included in other – net, while realized gains or losses are included in net foreign exchange gains (losses).
Note 12    Subsequent Events
The Company, on behalf of the Sunrise Oil Sands Partnership, entered into an arrangement in a prior period for the construction and use of transportation and storage facilities which came into effect subsequent to March 31, 2014.  The arrangement will be accounted for as a finance lease based on the terms of the agreement.  The facilities to be constructed pursuant to this arrangement are to be used for the operations of the Sunrise Energy Project.  The carrying amount of the assets as of the commencement date of April 1, 2014 was $257 million.

HUSKY ENERGY INC. | Q1 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 16